1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 20, 2024

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,771

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,771 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (the “Fund”):

iShares Large Cap Accelerated ETF

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on December 4, 2024. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	Please provide to the Staff a completed fee table and cost example at least five business days prior to the effective date of the registration statement.

Response:	As requested, the Trust has provided a completed fee table and cost example for each Fund at least five business days prior to the effective date of the registration statement.

Comment 2:	In the Principal Investment Strategies, please state that the specified outcomes may not be achieved and investors may lose some or all of their money.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

December 20, 2024

Response:	The Trust notes that it has substantially similar disclosure on the cover page of the Prospectus. In response to Comments 2 and 5, the Trust has added the following disclosure to the Principal Investment Strategies section:

The Outcomes may not be achieved, and investors may lose some or all of their money. The Fund does not provide a buffer, floor or other protection against losses.

Comment 3:	In the Principal Investment Strategies, please clarify whether the Fund’s share price returns include distributions made by the Underlying Fund.

Response:	The Fund’s share price return does not include distributions made by the Underlying Fund. As disclosed in the Principal Investment Strategies, the Fund uses such distributions to purchase the at-the-money call option.

Comment 4:	In the Principal Investment Strategies, please quantify the second bulleted sentence to the extent this information can be quantified assuming that the Fund does not provide downside protection.

Response:	The language in the second bullet has been modified as follows:

• Downside performance that approximately tracks, one for one, the negative share price return of the Underlying Fund.

Comment 5:	In the Principal Investment Strategies, please include disclosure stating that the Fund does not provide downside protection, such as stating that there is no buffer or floor against losses.

Response:	The Trust has added the requested disclosure. Please see the response to Comment 2.

Comment 6:	In the Summary of Principal Risks, please include the following disclosure: “The Fund has characteristics unlike many traditional products and may not be appropriate for all investors.”

Response:	The Trust has added the requested disclosure to the Summary of Principal Risks.

*    *   *

Securities and Exchange Commission

December 20, 2024

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Marisa Rolland

Jennifer Kerslake

Michael Gung

Toree Ho

Luis Mora

George Rafal

John Rupp